Exhibit 99.1

MoneyHero Group Announces Receipt of Nasdaq Notice

HONG KONG/SINGAPORE, August 13, 2026 (ET) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform, and a digital insurance brokerage provider in Greater Southeast Asia, today announced that it had received written notification (the “Deficiency Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated August 7, 2026, indicating that because the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days was below US$1.00 per share, the Company no longer meets the Nasdaq Global Market minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Deficiency Letter does not result in the immediate delisting of the Company’s securities.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial compliance period of 180 calendar days, or until February 3, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by February 3, 2027, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180 calendar days compliance period if it transfers to the Nasdaq Capital Market and meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, of the Nasdaq Capital Market, and provides written notice of its intention to cure the deficiency during the second compliance period to Nasdaq.

The Company is committed to actively monitoring the closing bid price of its securities and is carefully exploring all available options to regain compliance with the Nasdaq minimum bid price requirement by February 3, 2027. Management is confident in the progress being made across various initiatives to address this situation effectively. It is important to note that the Deficiency Letter does not affect the Company’s ongoing business operations, its obligations under U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 270 commercial partner relationships as at March 31, 2026, and had approximately 3.9 million Monthly Unique Users across its platform for the year ended March 31, 2026. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com